UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Directorate Change dated 16 March 2023

16 March 2023

Directorate Changes including Appointment of Non-Executive Director

Rentokil Initial plc (FTSE: RTO, "the Company") today announces the appointment of Sally Johnson to its Board as a Non-Executive Director with effect from 1 April 2023. Sally will also become a member of the Nomination Committee and Audit Committee from this date.

Sally brings to the Board substantial commercial and strategic finance experience from her extensive executive career. Sally is the Chief Financial Officer of the FTSE 100 company Pearson plc, which is also listed on the New York Stock Exchange.  Since joining Pearson in 2000 she has held various finance and operations roles across The Penguin Group, the education business and at a corporate level at Pearson.  She was also a Trustee for the Pearson Pension Plan from 2012 to 2018.  Sally is a member of the Institute of Chartered Accountants in England and Wales and completed her training at PricewaterhouseCoopers.

Julie Southern, Non-Executive Director, member of the Nomination Committee and Remuneration Committee and Chair of the Audit Committee, has informed the Company that, having served on the Board for almost nine years and in line with best practice, she does not intend to stand for re-election at the Company's AGM on 10 May 2023 and will, therefore, retire as a director of the Company from the conclusion of that meeting.   The Company is pleased to announce that Sally Johnson will succeed Julie as Chair of the Audit Committee from this date.

Commenting on the changes to the Board, Richard Solomons, Chairman of Rentokil Initial, said: "We are delighted to welcome Sally to the Board of Rentokil Initial.  Sally is an experienced finance executive and her international knowledge and business acumen will be an asset to the Board.  I would like to thank Julie for her very significant contribution to the Board and to the success of the Company since she joined us in 2014, in particular in her work as Chair of the Audit Committee."

There are no further details to be disclosed relating to Sally Johnson under Section 9.6.13 of the Listing Rules.

For further information please contact:

Rentokil Initial plc

Media	Malcolm Padley	07788 978199
Company Secretary	Catherine Stead	07826 533700

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 March 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary